TapImmune Inc.
1551 Eastlake Avenue East, Suite 100
Seattle, Washington 98102

 July 15, 2015

VIA EDGAR
Mr. Riedler
Mr. Pitko
Mr. Gharib
U.S. Securities and Exchange Commission

Re:	TapImmune Inc. (the “Registrant”)
Post-Effective Amendment No. 2 to Form S-3/A on Form S-1 (the “Registration Statement”)
File No. 333-196115
Request for Acceleration of Effectiveness

The Registrant filed the Registration Statement on Form S-3 on May 20, 2014 and amended it on July 21, 2014.  The Registration Statement was declared effective on July 23, 2014. On June 19, 2015, the Registrant filed a Post-Effective Amendment to the Registration Statement on Form S-1, and on July 8, 2015, it filed Post-Effective Amendment No. 2 to the Registration Statement on Form S-1.  Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant respectfully requests acceleration of the effective date to July 16, 2015 at 16:30 (EDT) or as soon as practicable thereafter of its Registration Statement filed on Post-Effective Amendment No. 2 to Form S-3/A on Form S-1.

The Registrant acknowledges that:
(a)
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact the Registrant’s counsel, Tim Dockery, at 212-588-0022.

Sincerely,

TapImmune Inc.

/s/ Glynn Wilson

Glynn Wilson
Chairman, Chief Executive Officer